TRADED:  NYSE
                                                   SYMBOL:  STO



For more information contact:

RANDOLPH C. READ                       IRA N. STONE
SENIOR VICE PRESIDENT -                SENIOR VICE PRESIDENT -
CHIEF FINANCIAL & PLANNING OFFICER     CHIEF MARKETING,
(312)580-4604                          COMMUNICATIONS &
                                       PUBLIC AFFAIRS OFFICER
                                       (312)580-4608


For Immediate Release:

         STONE CONTAINER ANNOUNCES FIRST QUARTER RESULTS


     CHICAGO, April 24, 1997 -- Stone Container Corporation

reported a net loss of $96.7 million, or $0.99 per share,  for the first quarter of 1997, compared to net income of $32.4

million, or $0.30 per fully diluted share,  for the first quarter of 1996.

     Sales for the first quarter of 1997 were $1.18 billion,

compared to $1.32 billion for the first quarter of 1996.  First quarter 1996 results included approximately $59 million of retail bag sales, now reported as part of S & G Packaging, a non-

consolidated affiliate of the Company.



     Roger W. Stone, chairman, president and chief executive

officer of Stone Container, said that continued low selling

prices for the Company's core products -- the result of industry-

wide overproduction -- led to the loss.



     In response to these conditions, Stone Container has

announced significant market-related downtime at its pulp and paper mills.  Including its joint venture company, Florida Coast

Paper Co., Stone will remove a minimum of 350,000 tons of pulp and paper production in the second quarter, 239,000 of which is for inventory balancing purposes.  The announced downtime is in addition to approximately 97,000 tons taken in the first quarter,

72,000 of which was for inventory balancing purposes.

     Stone-Consolidated Corporation, the Canadian publication

papers company in which Stone Container has a major interest,

removed approximately 43,000 metric tonnes of newsprint and

groundwood papers from production during the first quarter.

     Also during the quarter, Stone-Consolidated Corporation

announced its intention to merge with Abitibi-Price, creating the largest publication paper company in the world.

     "This is an exciting opportunity for Stone Container and our stockholders," said Roger Stone.  "The proposed merger will

likely significantly enhance the value of our investment in that company."

     Looking ahead, he foresees a return to more normal market

conditions as early as this summer.



     "Demand for our core products remains strong and downtime is returning inventories to more normal levels," Stone said.  "In this improving environment, we have implemented a containerboard price increase in Europe, and recently announced a $50 per ton increase in our domestic containerboard products effective June

1.  The company has also announced an increase in market pulp prices effective in May, and Stone-Consolidated announced a $75 per tonne price increase for newsprint that the company believes will be fully implemented during the second quarter.



     "I am confident that the process of margin restoration has begun and will continue throughout the year," he concluded.

     Stone Container Corporation is a multinational paper, paper packaging and pulp company.  Its product line includes

containerboard, corrugated containers, kraft paper, paper bags and sacks, market pulp and, through its investment in Stone-

Consolidated Corporation, newsprint and groundwood papers.

     Headquartered in Chicago, the Company has manufacturing

facilities and sales offices in North America, Europe, Central and South America, Australia and Asia.

                                 ###


(see tabular attached)


                    STONE CONTAINER CORPORATION (NYSE)
                               SUMMARY (a)


                                                   Three months ended
                                                       March 31,
                                                _______________________
(dollars in millions except per share amounts)       1997         1996
_____________________________________________   __________  ___________
Net sales....................................   $ 1,180.8    $ 1,321.5
Income (loss) before interest and taxes......       (46.9)       145.6
Interest expense.............................      (107.4)       (99.6)
                                                __________  ___________
Income (loss) before income taxes and
  minority interest..........................      (154.3)        46.0
(Provision) credit for income taxes..........        57.6        (14.6)
Minority interest............................          --          1.0
Net income (loss)............................   $   (96.7)   $    32.4
Net income (loss) applicable to common shares   $   (98.7)   $    30.4
                                                ==========   ==========

Per share of common stock:
Net income (loss):
Primary......................................   $    (.99)   $     .31
                                                ==========   ==========
Fully diluted................................   $   *       $      .30
                                                ==========   ==========

Average common shares outstanding (in millions):
Primary......................................        99.3         99.2
                                                ==========   ==========
Fully Diluted................................          *         104.4
                                                ==========   ==========

Unit Statistics:
Mill tonnage produced (in thousands
  of short tons):
  Containerboard and kraft paper (b).........       1,383        1,140
  Publication papers (c).....................         326          333
  Market pulp (d)............................         256          237
  Other......................................          20           22
                                                __________  ___________
     Total mill tonnage produced.............       1,985        1,732
                                                ==========  ===========
Containerboard and kraft paper converted
  (in thousands of short tons)...............       1,062        1,078
Corrugated shipments (in billions of
  square feet)...............................        13.2         13.1
Paper bag and sack shipments (in thousands
  of short tons)(e)..........................         118          143


_________________
Notes:
(a)   Subject to year-end audit
(b)   Includes 50 percent of the Florida Coast mill effective May 30,
      1996.
(c)   Includes 46.6 percent of Stone-Consolidated Corporation.
(d)   Includes 45 percent of the Celgar mill.
(e)   Includes 65 percent of S&G Packaging effective July 13,

1996.

*Fully diluted amounts and average shares outstanding have not been presented due to anti-dilutive nature.

